Exhibit 99.1

INTERIM REPORT

For the three months ended September 30, 2022

MYT Netherlands Parent B.V.

Einsteinring 9

85609 Aschheim/Munich

Germany

INDEX

FINANCIAL RESULTS AND KEY OPERATING METRICS	3

UNAUDITED INTERIM CONDENSED CONSOLIDATED Financial Statements	6

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	23

Quantitative and Qualitative Disclosures about Market Risk	36

Legal Proceedings	36

MYT Netherlands Parent B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

We review a number of operating and financial metrics, including the following business and non-IFRS metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions.

We present Adjusted EBITDA, Adjusted Operating Income, and Adjusted Net Income, and their corresponding margins as a percentage of net sales, because they are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Further, we believe these measures are helpful in highlighting trends in our operating results, because they exclude the impact of items that are outside the control of management or not reflective of our ongoing operations and performance.

Adjusted EBITDA, Adjusted Operating Income, and Adjusted Net Income have limitations, because they exclude certain types of expenses. Furthermore, other companies in our industry may calculate similarly titled measures differently than we do, limiting their usefulness as comparative measures.

We use Adjusted EBITDA, Adjusted Operating Income, and Adjusted Net Income, and their corresponding margins, as additional information only. You are encouraged to evaluate each adjustment and the reasons we consider it appropriate for additional analysis.

	Three Months Ended
(in millions) (unaudited)	September 30, 2021	September 30, 2022	Change in % / BPs
Gross Merchandise Value (GMV) (1)	€ 163.9	€ 197.9	20.8%
Active customer (LTM in thousands) (1), (2)	705	800	13.4%
Total orders shipped (LTM in thousands) (1), (2)	1,580	1,839	16.4%
Net sales	€ 157.8	€ 175.9	11.4%
Gross profit	€ 77.3	€ 87.8	13.6%
Gross profit margin(3)	49.0%	49.9%	90 BPs
Adjusted EBITDA(4)	€ 14.0	€ 11.6	(17.4%)
Adjusted EBITDA margin(3)	8.9%	6.6%	(230 BPs)
Adjusted Operating Income(4)	€ 11.8	€ 9.0	(23.6%)
Adjusted Operating Income margin(3)	7.5%	5.1%	(240 BPs)
Adjusted Net Income(4)	€ 8.2	€ 6.1	(26.1%)
Adjusted Net Income margin(3)	5.2%	3.5%	(170 BPs)

(1)	Definition of GMV, Active customer and Total orders shipped can be found on page 27.
(2)	Active customers and total orders shipped are calculated based on orders shipped from our sites during the last twelve months (LTM) ended on the last day of the period presented.
(3)	As a percentage of net sales.
(4)	EBITDA, adjusted EBITDA, adjusted Operating Income, adjusted net income are measures not defined under IFRS. For further information about how we calculate these measures and limitations of its use, see page 27.

MYT Netherlands Parent B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

The following tables set forth the reconciliations of net income to adjusted EBITDA, operating income to adjusted operating income and net income to adjusted net income, and their corresponding margins as a percentage of net sales:

	Three Months Ended
(in millions) (unaudited)	September 30, 2021	September 30, 2022	Change in %
Net income	€ (7.3)	€ (3.8)	(47.8%)
Finance expenses, net	€ 0.2	€ 0.4	96.8%
Income tax expense	€ 3.4	€ 2.6	(24.3%)
Depreciation and amortization	€ 2.2	€ 2.5	16.7%
thereof depreciation of right-of use assets	€ 1.3	€ 1.7	27.9%
EBITDA	€ (1.5)	€ 1.7	(211.7%)
Other transaction-related, certain legal and other expenses (1)	€ 0.0	€ 1.5	N/A
IPO related share-based compensation(2)	€ 15.5	€ 8.4	(45.7%)
Adjusted EBITDA	€ 14.0	€ 11.6	(17.4%)

Reconciliation to Adjusted EBITDA Margin
Net Sales	€ 157.8	€ 175.9	11.4%
Adjusted EBITDA margin	8.9%	6.6%	(230 BPs)

	Three Months Ended
(in millions) (unaudited)	September 30, 2021	September 30, 2022	Change in %
Operating Income	€ (3.7)	€ (0.9)	(76.9%)
Other transaction-related, certain legal and other expenses (1)	€ 0.0	€ 1.5	N/A
IPO related share-based compensation(2)	€ 15.5	€ 8.4	(45.7%)
Adjusted Operating Income	€ 11.8	€ 9.0	(23.6%)

Reconciliation to Adjusted Operating Income Margin
Net Sales	€ 157.8	€ 175.9	11.4%
Adjusted Operating Income margin	7.5%	5.1%	(240 BPs)

MYT Netherlands Parent B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

	Three Months Ended
(in millions) (unaudited)	September 30, 2021	September 30, 2022	Change in %
Net Income	€ (7.3)	€ (3.8)	(47.8%)
Other transaction-related, certain legal and other expenses(1)	€ 0.0	€ 1.5	N/A
IPO related share-based compensation(2)	€ 15.5	€ 8.4	(45.7%)
Adjusted Net Income	€ 8.2	€ 6.1	(26.1%)

Reconciliation to Adjusted Net Income Margin
Net Sales	€ 157.8	€ 175.9	11.4%
Adjusted Net Income margin	5.2%	3.5%	(170 BPs)

(1)	Other transaction-related, certain legal and other expenses represents (i) certain legal expenses incurred outside the ordinary course of our business and (ii) other non-recurring expenses incurred in connection with the costs of establishing our new central warehouse in Leipzig, Germany.
(2)	In fiscal 2021, with the effective IPO, certain key management personnel received a one-time granted share-based compensation, for which the share-based compensation expense will be recognized upon defined vesting schedules in the future periods, including €8.4 million for the three months ended September 30, 2022. We do not consider these expenses to be indicative of our core operating performance.

MYT NETHERLANDS PARENT B.V. – UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANICAL STATEMENTS

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Profit and Comprehensive Income

(Amounts in € thousands, except share and per share data)

		Three Months Ended
(in € thousands)	Note	September 30, 2021	September 30, 2022
Net sales	7	157,832	175,890
Cost of sales, exclusive of depreciation and amortization	8	(80,516)	(88,095)
Gross profit		77,316	87,795
Shipping and payment cost		(19,966)	(24,029)
Marketing expenses		(22,427)	(25,354)
Selling, general and administrative expenses		(36,158)	(37,643)
Depreciation and amortization		(2,182)	(2,547)
Other income (loss), net		(281)	926
Operating income		(3,699)	(853)
Finance income		-	4
Finance costs		(189)	(376)
Finance income (costs), net	9	(189)	(372)
Loss before income taxes		(3,888)	(1,225)
Income tax expense	10	(3,408)	(2,581)
Net loss		(7,296)	(3,806)
Cash Flow Hedge		(1,081)	(3,059)
Income Taxes related to Cash Flow Hedge		267	854
Foreign currency translation		(25)	(25)
Other comprehensive loss		(839)	(2,230)
Comprehensive loss		(8,136)	(6,036)

Basic & diluted earnings per share		€(0.09)	€(0.04)
Weighted average ordinary shares outstanding (basic and diluted) – in millions		84.5	86.5

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Financial Position

(Amounts in € thousands)

(in € thousands)	Note	June 30, 2022	September 30, 2022
Assets
Non-current assets
Non-current financial assets		294	642
Intangible assets and goodwill		155,223	155,125
Property and equipment	11	17,691	22,056
Right-of-use assets	12	21,677	45,829
Deferred tax assets		6,090	6,090
Total non-current assets		200,975	229,742
Current assets
Inventories		230,144	262,197
Trade and other receivables		8,276	6,145
Other assets	13	61,874	32,606
Cash and cash equivalents		113,507	87,891
Total current assets		413,801	388,840
Total assets		614,776	618,582

Shareholders’ equity and liabilities
Subscribed capital		1	1
Capital reserve	14	498,872	509,494
Accumulated Deficit		(68,734)	(72,540)
Accumulated other comprehensive income (loss)	15	1,528	(702)
Total shareholders’ equity		431,667	436,252

Non-current liabilities
Provisions		758	2,621
Lease liabilities	12	16,817	39,362
Deferred tax liabilities		3,661	4,116
Total non-current liabilities		21,237	46,099
Current liabilities
Tax liabilities		25,892	21,963
Lease liabilities	12	5,189	5,285
Contract liabilities		10,746	6,341
Trade and other payables		45,156	34,968
Other liabilities		74,889	67,675
Total current liabilities		161,872	136,232
Total liabilities		183,109	182,330
Total shareholders’ equity and liabilities		614,776	618,582

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Changes in Equity

(Amounts in € thousands)

(in € thousands)	Subscribed capital	Capital reserve	Accumulated deficit	Hedging reserve	Foreign currency translation reserve	Total shareholders’ equity
Balance as of July 1, 2021	1	444,951	(60,837)	-	1,602	385,718
Net loss	-	-	(7,296)	-	-	(7,296)
Other comprehensive loss	-	-	-	(814)	(25)	(839)
Comprehensive loss	-	-	(7,296)	(814)	(25)	(8,136)
Share-based compensation	-	16,134	-	-	-	16,134
Balance as of September 30, 2021	1	461,086	(68,133)	(814)	1,577	393,716

Balance as of July 1, 2022	1	498,872	(68,734)	-	1,528	431,667
Net loss	-	-	(3,806)	-	-	(3,806)
Other comprehensive loss	-	-	-	(2,205)	(25)	(2,230)
Comprehensive loss	-	-	(3,806)	(2,205)	(25)	(6,036)
Share options exercised	-	1,077	-	-	-	1,077
Share-based compensation	-	9,544	-	-	-	9,544
Balance as of September 30, 2022	1	509,494	(72,540)	(2,205)	1,503	436,252

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(Amounts in € thousands)

		Three months ended September 30,
(in € thousands)	Note	2021	2022
Net loss		(7,296)	(3,806)
Adjustments for
Depreciation and amortization		2,182	2,547
Finance (income) costs, net		189	372
Share-based compensation		16,134	9,544
Income tax expense		3,408	2,581
Change in operating assets and liabilities
(Decrease) increase in provisions		17	1,863
(Increase) decrease in inventories		(17,901)	(32,053)
(Increase) decrease in trade and other receivables		1,274	2,130
Decrease (increase) in other assets		(506)	29,962
(Decrease) increase in other liabilities		3,713	(10,936)
Increase (decrease) in contract liabilities		(3,202)	(4,405)
Increase (decrease) in trade and other payables		(16,336)	(10,253)
Decrease (increase) in non-current financial assets		(13)	(343)
Income taxes paid		(831)	(5,207)
Net cash used in operating activities		(19,166)	(18,004)
Expenditure for property and equipment and intangible assets		(356)	(5,092)
Net cash (used in) investing activities		(356)	(5,092)
Interest paid		(189)	(372)
Proceeds from exercise of option awards		-	1,077
Payment of lease liabilities		(1,339)	(3,234)
Net cash used in financing activities		(1,528)	(2,530)
Net decrease in cash and cash equivalents		(21,050)	(25,625)
Cash and cash equivalents at the beginning of the period		76,760	113,507
Effects of exchange rate changes on cash and cash equivalents		(25)	10
Cash and cash equivalents at end of the period		55,685	87,891

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

1.	Corporate information

MYT Netherlands Parent B.V. (the “Company”, together with its subsidiaries, “Mytheresa Group”) is a private company with limited liability incorporated by MYT Holding LLC under the laws of the Netherlands on May 31, 2019. The statutory seat of the Company is in Amsterdam, the Netherlands. The registered office address of the Company is Einsteinring 9, 85609 Aschheim, Germany. The Company is registered at the trade register of the German Chamber of Commerce under number 261084.

The Company is a holding company. Through its subsidiary Mytheresa Group GmbH (“MGG”), Mytheresa Group operates a digital platform for the global luxury fashion consumer, in addition to its flagship retail store and men’s location in Munich. Mytheresa Group started as one of the first multi-brand luxury boutiques in Germany and launched its online business in 2006. Mytheresa Group provides customers with a highly curated selection of products, access to exclusive capsule collections, in-house produced content, and a personalized, memorable shopping experience.

As of September 30, 2022, 78.3% of the shares of the Company were held by MYT Holding LLC, USA. The ultimate controlling party of Mytheresa Group is MYT Ultimate Parent LLC, USA as of September 30, 2022.

The interim consolidated financial statements of Mytheresa Group were authorized for issue by the Management Board on November 4, 2022.

2.	Basis of preparation

These interim condensed consolidated financial statements as of and for the three months ended September 30, 2021 and 2022 were prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’, as issued by the International Accounting Standards Board (“IASB”). The interim condensed consolidated financial statements should be read in conjunction with the annual consolidated financial and notes thereto included in the Company’s Annual Report on Form 20-F for the year ended June 30, 2022, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB, taking into account the recommendations of the International Financial Reporting Standards Interpretations Committee (“IFRIC”).

Mytheresa Group’s fiscal year ends June 30. All intercompany transactions are eliminated during the preparation of the interim condensed consolidated financial statements.

The interim condensed consolidated financial statements have been prepared on a historical cost basis, unless otherwise stated. The interim condensed consolidated financial statements are presented in Euro (“€”), which is Mytheresa Group’s functional currency. All amounts are rounded to the nearest thousands, except when otherwise indicated. Due to rounding, differences may arise when individual amounts or percentages are added together.

The interim condensed consolidated financial statements are prepared under the assumption that the business will continue as a going concern. Management believes that Mytheresa Group has adequate resources to continue operations for the foreseeable future.

Fluctuations in the results of operations for the three months ended September 30, 2021 and 2022 may be related to seasonality in Mytheresa Group’s business, such as shifts in overall sale seasons. Seasonality in Mytheresa Group’s business thus does not follow that of traditional retailers, such as the typical concentration of net sales in the holiday quarter since the business is worldwide.

3.	Impacts to the consolidated financial statements due to Covid-19 pandemic, cost inflation, sanctions on Russia and war in Ukraine and other economic factors

Although the persistent COVID-19 pandemic has had a substantial impact on the global economy, Mytheresa Group has not yet experienced material declines in revenue, deterioration in net assets, or other material adverse effects from the pandemic. While the COVID-19 situation is now easing in the US and Europe, China is still suffering from local lock-downs and numerous imposed restrictions.

To date, Mytheresa Group has incurred no significant supply chain or logistics disruptions with its brand partners, shipping providers or our in-house operations.

In fiscal 2022 and as of this reporting date, Mytheresa Group has not been impacted significantly from the COVID-19 pandemic.

The COVID-19 pandemic remains an evolving situation. Uncertainties in the global economy may adversely impact the Mytheresa Group’s brand partners, customers, and other business partners and availability of our workforce, which may interrupt its supply chain, impact future sales, and require other changes to our operations. With a global or regional recovery from the COVID-19 pandemic, the Mytheresa Group online shops may suffer from reduced online demand and therefore slower revenue growth. These uncertainties may also lead to increased asset recovery and valuation risks, such as potential impairment of goodwill and intangible assets and inventories. However, management does not currently anticipate any long-term adverse effects from the pandemic. Management will continue to closely monitor the effects of the pandemic, including its impact on inventories and other significant estimates.

Overall inflation is reflected in customer price increases, as the Mytheresa Group takes expected increases in recommended retail prices from its suppliers into consideration when determining its own price increases. The demand for luxury products worldwide has been less effected by demand shifts due to inflation than other industries. Nevertheless, Mytheresa might also suffer from increased cost inflation on energy, logistics, labor and other parts of the Mytheresa business model.

The net sales growth for the three months ended September 30, 2022 was only marginally affected by overall economic trends, such as inflation and a potential recession, as well as the war in Ukraine and Covid-related effects in Asia, which caused slightly lower growth in net sales compared to the three months ended September 30, 2021. The increase in net sales is also affected by brands switching from the wholesale model to the CPM.

4.	Significant accounting policies

The accounting policies applied by Mytheresa Group in these interim condensed consolidated financial statements are the same as those applied by Mytheresa Group in its consolidated financial statements for fiscal 2022.

5.	Critical accounting judgments and key estimates and assumptions

The preparation of Mytheresa Group’s interim condensed consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of net sales, expenses, assets and liabilities, and the accompanying note disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. The estimates and underlying assumptions are subject to continuous review.

In preparing the interim condensed consolidated financial statements, the significant judgments made by management in applying Mytheresa Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for fiscal 2022.

6.	Segment information

In line with the management approach, the operating segments were identified on the basis of Mytheresa Group’s internal reporting and how our chief operating decision maker (CODM), assesses the performance of the business. Mytheresa Group collectively identifies its Chief Executive Officer and Chief Financial Officer as the CODM. On this basis, Mytheresa Group identifies its online operations and retail store as separate operating segments. Segment EBITDA is used to measure performance, because management believes that this information is the most relevant in evaluating the respective segments relative to other entities that operate in the retail business.

Segment EBITDA is defined as operating income excluding depreciation and amortization.

Assets are not allocated to the different business segments for internal reporting purposes.

The following is a reconciliation of the Company’s segment EBITDA to consolidated net income.

	Three months ended September 30, 2021
(in € thousands)	Online	Retail Stores	Segments total	Reconciliation(1)	IFRS consolidated
Net Sales	153,632	4,200	157,832	-	157,832
Segment EBITDA	17,757	1,200	18,956	(20,474)	(1,517)
Depreciation and amortization					(2,182)
Finance income (costs), net					(189)
Income tax expense					(3,408)
Net income					(7,296)

(1)	Reconciliation relates to corporate administrative expenses of €4,340 thousand, which have not been allocated to the online operations or the retail stores, including share-based compensation of €16,134 thousand during the three months ended September 30, 2021. The share-based compensation of €16,134 thousand consists of €15,544 thousand IPO related share-based compensation and €590 thousand non-IPO related share-based compensation.

	Three months ended September 30, 2022
(in € thousands)	Online(2)	Retail Stores	Segments total	Reconciliation(1)	IFRS consolidated
Net Sales	171,746	4,144	175,890	-	175,890
Segment EBITDA	13,997	1,477	15,474	(13,780)	1,695
Depreciation and amortization					(2,547)
Finance income (costs), net					(372)
Income tax expense					(2,581)
Net income					(3,806)

(1)	Reconciliation relates to corporate administrative expenses of €2,778 thousand, which have not been allocated to the online operations or the retail stores, as well as €1,458 thousand related to Other transaction-related, certain legal and other expenses and Share-based compensation of €9,544 thousand during the three months ended September 30, 2022.

7.	Net Sales and geographic information

Mytheresa Group earns revenues worldwide through its online operations, while all revenue associated with the two retail stores is earned in Germany. Geographic location of online revenue is determined based on the location of delivery to the end customer. Mytheresa Group generates revenue from the sale of merchandise shipped to customers as well as from commissions for the rendering of services in connection with the Curated Platform Model (CPM).

The following table provides Mytheresa Group's net sales by geographic location:

	For the three months ended September 30,
(in € thousands)	2021		2022
Germany	30,682	19.4%	29,022	16.5%
United States	22,680	14.4%	28,090	16.0%
Europe (excluding Germany) (*)	63,669	40.3%	68,474	38.9%
Rest of the world	40,799	25.8%	50,305	28.6%
	157,832	100.0%	175,890	100.0%

(1) No individual country other than Germany and the United States accounted for more than 10% of net sales.

(*) Including United Kingdom.

All amounts classified within net sales are derived from the sale of luxury goods and rendering of services. Net sales related to rendering of services is below 10% of total net sales. No single customer accounted for more than 10% of Mytheresa Group’s net sales in any of the periods presented. Substantially, all long-lived assets are located in Germany.

Net sales recognized from contract liabilities were €2,627 thousand for the three months ended September 30, 2022 and €2,560 thousand for the three months ended September 30, 2021.

Application of hedge accounting for the three months ended September 30, 2022 resulted in a €394 thousand decrease to net sales and for the three months ended September 30, 2021 a decrease of €153 thousand.

8.	Cost of sales, exclusive of depreciation and amortization

During the three months ended September 30, 2021 and 2022, inventory write-downs classified as Cost of sales, exclusive of depreciation and amortization were incurred in the amount €1,112 thousand and €222 thousand, respectively. Inventory is written down when its net realizable value is below its carrying amount. Mytheresa Group estimates net realizable value as the amount at which inventories are expected to be sold, taking into consideration fluctuations in selling prices due to seasonality, less estimated costs necessary to complete the sale.

9.	Finance income (costs), net

Total interest and other expenses on our Revolving Credit Facilities was €9 thousand and €93 thousand during the three months ended September 30, 2021 and 2022, respectively.

Total interest expense on leases recognized under IFRS 16 was €180 thousand and €283 thousand during the three months ended September 30, 2021 and 2022.

10.	Income taxes

In accordance with IAS 34 (Interim Financial Reporting) income tax expense for the condensed consolidated interim financial statements is calculated on the basis of the average annual tax rate that is expected for the entire fiscal year, adjusted for the tax effect of certain items recognized in the full interim period. As such, the effective tax rate in the interim financial statements may differ from management’s best estimate of the effective rate.

The effective tax rate was 87.6% for the three months ended September 30, 2021 and 210.6% for the three months ended September 30, 2022. The change in effective tax rate for the three months ended September 30, 2021 and 2022 results from share-based payments programs for which the expenses are non-deductible for tax purposes.

11.	Property and equipment

Property and equipment increased from €17,691 thousand as of June 30, 2022 by €4,365 thousand to €22,056 thousand as of September 30, 2022 mainly due to an increase in leasehold improvements for our new warehouse in Leipzig, Germany. Mytheresa Group is committed to incur additional capital expenditure to purchase equipment of €21,634 thousand. These commitments are expected to be settled in fiscal 2023 and fiscal 2024.

12.	Leases

During the 3 months ended September 30, 2022, Mytheresa Group commenced a lease contract for a new warehouse in Leipzig, Germany, with a contractual term of 10 years. On lease commencement, the Group recognized additional €25,661 thousand of right-of-use asset and €23,816 lease liability. The lease includes two extension options, each for an additional five years, which are currently not reflected in the measurement of the right of use asset and lease liability.

13.	Other assets

Details of other assets consist of the following:

(in € thousands)	June 30, 2022	September 30, 2022
Right of return assets	10,096	5,832
Current VAT receivables	-	1,188
Prepaid expenses	5,609	5,120
Receivables against payment service providers	371	810
Advanced payments	1,465	1,836
Deposits	414	425
Receivables from brand partners (1)	33,611	2,642
DDP duty drawbacks	5,261	6,753
Other current assets	5,047	8,001
	61,874	32,606

(1)	This consists of receivables from brand partners, related to their repurchase of inventory when switching to the CPM. The decrease as of September 30, 2022 compared to June 30, 2022 is mainly due to settled payments from certain brand partners.

14.	Share-based compensation

a)	Description of share-based compensation arrangements

In connection with the IPO, share-based compensation programs were granted in January 2021 to selected key management members. Selected key management members were granted an IPO related award package. This package consists of the “Alignment Grant” and the “Restoration Grant”. Furthermore, restricted shares were granted to supervisory board members as part of the annual plan. All equity instruments that were granted under the IPO related award package and the annual plan are accounted for as equity-settled plans in accordance with IFRS 2.

i)	IPO Related One-Time Award Package

Alignment Grant

Under this share-based payment program, options were granted to selected key management members. The options vest and become exercisable with respect to 25 % on each on the first four anniversaries of the grant date (January  20, 2021). After vesting, each option grants the right to purchase one ADS (“American Depositary Shares”) at a predefined exercise price per share. The vested options can be exercised up to 10 years after the grant date. The granted options are divided into three different tranches which have varying exercise prices. Overall, 6,478,761 options were granted to 21 key management members.

Restoration Grant

Under this share-based payment program, phantom shares were granted to selected key management members. Each phantom share represents the right of the grantee to receive one ADS in exchange for a phantom share. The granted phantom share vested immediately on the grant date and can be converted into an ADS at any time but are subject to transfer restrictions after conversion. Up to 25% of the granted phantom shares can be transferred after conversion at any time after the second anniversary of the grant date. The remaining 75% of the granted phantom shares can be transferred after conversion if certain conditions are met or at the fourth anniversary of the grant date at latest. The phantom shares can be converted into ADSs up to 10 years after the grant date. Overall, 1,875,677 phantom shares were granted to 21 key management members.

The following table summarizes the main features of the one-time award package:

Type of arrangement	Alignment Award	Restoration Award
Type of Award	Share Options	Phantom Shares
Date of first grant	January 20, 2021	January 20, 2021
Number granted	6,478,761	1,875,677
Vesting conditions	25% graded vesting of the granted share options in each of the next four years of service from grant date	The restoration awards are fully vested on the Grant Date.

ii)	Other One-Time Award Package

Sign-On RSU Award

Under this share-based payment program, a certain number of restricted share units (“RSUs”) were granted to a management member. Each restricted share unit (“RSU”) represents the right to receive an ADS (and the ordinary shares represented thereby) of MYT Netherlands Parent B.V. upon vesting, based on the closing price per ADS on the New York Stock Exchange on the start date. Subject to Employee’s continued employment with the Company, the RSUs will become fully vested on the twelve-month anniversary of date the employee commenced employment. As the Sign-on RSU Awards are not subject to an exercise price, the grant date fair value amounts to USD 31.90, the closing share price of the grant date.

The following table summarizes the main features of this award:

Type of arrangement	Sign-On RSU Award
Type of Award	Restricted Shares Units
Date of first grant	June 1, 2021
Number granted	6,269
Vesting conditions	The restricted shares units are scheduled to vest in full on May 31, 2022.

iii)	Annual Plan

Supervisory Board Members Plan

Under this share-based payment program a certain number of restricted share awards was granted to supervisory board members. The ADSs (and the shares represented thereby) issued on the grant date pursuant to the restricted share award are subject to forfeiture in the event that grantee resigns or is removed from the supervisory board prior to the vesting date. The granted equity instruments vested on December 31, 2021. As the restricted share awards are not subject to an exercise price, the grant date fair value amounts to USD 31, the closing share price on the first trading day.

As of July 1, 2021, two Supervisory Board Members have been granted a certain number of restricted share awards. The ADSs (and the shares represented thereby) issued on the grant date pursuant to the restricted share award are subject to forfeiture in the event that grantee resigns or is removed from the supervisory board prior to the vesting date. The granted equity instruments vest on June 30, 2022. As the restricted share awards are not subject to an exercise price, the grant date fair value amounts to USD 30.68, the closing share price of the grant date.

As of February 9, 2022, four Supervisory Board Members have been granted a certain number of restricted share awards. The ADSs (and the shares represented thereby) issued on the grant date pursuant to the restricted share award are subject to forfeiture in the event that grantee resigns or is removed from the supervisory board prior to the vesting date. The granted equity instruments vest on February 9, 2023. As the restricted share awards are not subject to an exercise price, the grant date fair value amounts to USD 16.02, the closing share price on the grant date.

As of July 1, 2022, one Supervisory Board Member has been granted a certain number of restricted share awards. The ADSs (and the shares represented thereby) issued on the grant date pursuant to the restricted share award are subject to forfeiture in the event that grantee resigns or is removed from the supervisory board prior to the vesting date. The granted equity instruments vest on June 30, 2023. As the restricted share awards are not subject to an exercise price, the grant date fair value amounts to USD 9.68, the closing share price on the grant date.

Long-Term Incentive Plan

As of July 1, 2021, 171,164 restricted share units (“RSUs”) were granted to selected key management members. Each restricted share unit (“RSU”) represents the right to receive an ADS (and the ordinary shares represented thereby) of MYT Netherlands Parent B.V. upon vesting, based on the deemed value of award on grant date.

Out of the granted RSUs, 62,217 RSUs; “time-vesting RSUs” will be subject to a time-based vesting and 108,947 RSUs; “non-market performance RSUs” will be subject to a time and performance-based vesting. One-third (1/3) of the time-vesting RSUs awarded will vest in substantially equal installments on each of June 30, 2022, June 30, 2023 and June 30, 2024, subject to continued service on such vesting dates.

The non-market performance RSUs will vest after 3 years on June 30, 2024 and contain a performance condition that will determine the number of shares awardable at the end of the performance period pursuant to the respective vested restricted share units. The performance condition is based upon the three-year cumulative gross profit target. Potential award levels range from 25-200% of the grant depending on the achievement of a gross profit target over the three-year period. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 30.68 for 170,221 RSUs and USD 22.38 for 943 RSUs, the closing share price of the grant date.

As of July 1, 2022, 674,106 restricted share units (“RSUs”) were granted to selected key management members. Each restricted share unit (“RSU”) represents the right to receive an ADS (and the ordinary shares represented thereby) of MYT Netherlands Parent B.V. upon vesting, based on the deemed value of award on grant date.

Out of the granted RSUs, 255,754 RSUs; “time-vesting RSUs” will be subject to a time-based vesting and 418,352 RSUs; “non-market performance RSUs” will be subject to a time and performance-based vesting. One-third (1/3) of the time-vesting RSUs awarded will vest in substantially equal installments on each of June 30, 2023, June 30, 2024 and June 30, 2025, subject to continued service on such vesting dates.

The non-market performance RSUs will vest after 3 years on June 30, 2025 and contain a performance condition that will determine the number of shares awardable at the end of the performance period pursuant to the respective vested restricted share units. The performance condition is based upon the three-year cumulative gross profit target. Potential award levels range from 25-200% of the grant depending on the achievement of a gross profit target over the three-year period. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 9.68 for 674,106 RSUs.

The following table summarizes the main features of the annual plan:

Type of arrangement	Supervisory Board Members plan
Type of Award	Restricted Shares
Date of first grant	January 20, 2021	July 1, 2021	February 9, 2022	July 1, 2022
Number granted	15,384	7,393	22,880	11,467
Vesting conditions	The restricted shares vested in full on December 31, 2021.	The restricted shares vested in full on June 30, 2022.	The restricted shares are scheduled to vest in full on February 8, 2023.	The restricted shares are scheduled to vest in full on June 30, 2023

Type of arrangement	Key Management Members Long-Term Incentive Plan
Type of Award	Time-vesting RSUs	Non-market performance RSUs	Time-vesting RSUs	Non-market performance RSUs
Date of first grant	July 1, 2021	July 1, 2021	July 1, 2022	July 1, 2022
Number granted	62,217	108,947	255,754	418,352
Vesting conditions	Graded vesting of 1/3 of the time vesting RSUs over the next three years.	3 year’s services from grant date and achievement of a certain level of cumulative gross profit.	Graded vesting of 1/3 of the time vesting RSUs over the next three years.	3 year’s services from grant date and achievement of a certain level of cumulative gross profit.

b)	Reconciliation of outstanding share options

The number and weighted-average exercise prices of share options under the share option programs described above were as follows.

	Alignment award
	Options	Wtd. Average Exercise Price (USD)
June 30, 2021	6,478,761	8.30
forfeited	-	N/A
exercised	-	N/A
September 30, 2021	6,478,761	8.30

June 30, 2022	6,478,761	8.30
forfeited	-	N/A
exercised	186,073	5.79
September 30, 2022	6,292,688	8.37

The range of exercise prices for the share options outstanding as of September 30, 2022 is between 5.79 USD and 11.58 USD. The average remaining contractual life is 8.3 years.

c)	Measurement of grant date fair values

Alignment Grant

The fair value of the employee share options has been measured using the Black-Scholes formula. The inputs used in the measurement of the fair values at grant date of the equity-settled share-based payment plans were as follows.

Black Scholes Model - Weighted Average Values	Tranche I	Tranche II	Tranche III
Weighted average fair value	$ 25.42	$ 22.93	$ 20.68
Exercise price	$ 5.79	$ 8.68	$ 11.58
Weighted average share price	$ 31.00	$ 31.00	$ 31.00
Expected volatility	60%	60%	60%
Expected life	2.32 years	2.32 years	2.32 years
Risk free rate	0.0%	0.0%	0.0%
Expected dividends	-	-	-

Expected volatility has been based on an evaluation of the historical volatility of publicly traded peer companies, particularly over the historical period commensurate with the expected term.

Restoration Grant

As the phantom shares granted under the Restoration Award are not subject to an exercise price, the grant date fair value amounts to USD 31, the closing share price on the first trading day.

d)	Share-based compensation expense recognized

Amounts recognized for share based payment programs were as follows:

(in € thousands)	September 30, 2021	September 30, 2022
Classified within capital reserve (beginning of year)	76,325	128,628
Expense related to:	16,134	9,544
Share Options (Alignment Grant)	15,503	8,440
Phantom Shares (Restoration Grant)	-	-
Restricted Shares	152	108
Restricted Share Units	479	996
Classified within capital reserve (end of year)	92,459	136,690

The Mytheresa Group recognized total expense of €9.5 million for the three months ended September 30, 2022 and €16.1 million for the three months ended September 30, 2021 that were classified in equity.

15.	Financial instruments and financial risk management

Additional disclosures on financial instruments

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. The table excludes fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount reasonably approximates fair value.

Financial instruments as of June 30, 2022 were as follows:

	June 30, 2022
(in € thousands)	Carrying amount	Categories outside of IFRS 9	Category in accordance with IFRS 9	Fair value	Fair value hierarchy level
Financial assets
Non-Current financial assets
Non-current deposits	294	-	Amortized cost	-	-
Current financial assets
Trade and other receivables	8,276	-	Amortized cost	-	-
Cash and cash equivalents	113,507	-	Amortized cost	-	-
Other assets	61,874	17,170
thereof deposits	414	-	Amortized cost	-	-
thereof other financial assets	44,290	-	Amortized cost	-	-
Financial liabilities
Non-current financial liabilities
Lease liabilities	16,817	16,817	N/A	-	-
Current financial liabilities
Tax liabilities	25,892	-	N/A	-	-
Lease liabilities	5,189	5,189	N/A	-	-
Trade and other payables	45,156	-	Amortized cost	-	-
Other liabilities	74,889	58,261
thereof other financial liabilities	16,628	-	Amortized cost	-	-

Financial instruments as of September 30, 2022 were as follows:

	September 30, 2022
(in € thousands)	Carrying amount	Categories outside of IFRS 9	Category in accordance with IFRS 9	Fair value	Fair value hierarchy level
Financial assets
Non-Current financial assets
Non-current deposits	642	-	Amortized cost	-	-
Current financial assets
Trade and other receivables	6,145	-	Amortized cost	-	-
Cash and cash equivalents	87,891	-	Amortized cost	-	-
Other assets	32,606	13,975
thereof deposits	425	-	Amortized cost	-	-
thereof Derivatives (Hedge Accounting)	687	-	N/A	687	Level 2
thereof other financial assets	17,519	-	Amortized cost	-	-
Financial liabilities
Non-current financial liabilities
Lease liabilities	39,362	39,362	N/A	-	-
Current financial liabilities
Tax liabilities	21,963	-	N/A	-	-
Lease liabilities	5,285	5,285	N/A	-	-
Trade and other payables	34,968	-	Amortized cost	-	-
Other liabilities	67,675	53,230
thereof Derivatives (Hedge Accounting)	3,746	-	N/A	3,746	Level 2
thereof other financial liabilities	10,699	-	Amortized cost	-	-

Foreign exchange forwards are valued according to their present value of future cash flows based on forward exchange rates at the balance sheet date. The fair values of these instruments are also considered as level 2 fair values.

There were no transfers between the different levels of the fair value hierarchy as of June 30, 2022 and September 30, 2022. Mytheresa Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as at the end of the reporting period.

As Mytheresa Group does not meet the criteria for offsetting, no financial instruments are netted.

As of September 30, 2022, Mytheresa Group has recorded negative €2,205 thousand net in cash flow hedge reserve. Would hedge accounting not have been applied, the amount would have been recorded in profit or loss immediately. The remaining portion of other comprehensive income is related to translation differences of balance sheet items denominated in foreign currencies in prior periods. For more details please refer to Mytheresa Group’s annual consolidated financial statements for fiscal 2022.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the consolidated financial statements and related notes that are included elsewhere in this report. This discussion contains forward-looking statements based upon current plans, expectations and beliefs that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under ‘‘Risk Factors’’ in the annual report on Form 20-F filed on September 14, 2022 and in other parts of this report. Our fiscal year ends on June 30. Throughout this report, all references to quarters and years are to our fiscal quarters and fiscal years unless otherwise noted.

Special Note Regarding Forward-Looking Statements

This Quarterly Report contains forward-looking statements that involve risks, uncertainties, and assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. The statements contained in this Quarterly Report that are not purely historical, including without limitation statements in the following discussion and analysis of financial condition and results of operations regarding our projected financial position and results, business strategy, plans, and objectives of our management for future operations, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Private Securities Litigation Reform Act of 1995. Forward-looking statements are often identified by the use of words such as, but not limited to, “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “project,” “seek,” “should,” “target,” “will,” “would,” and similar expressions or variations intended to identify forward-looking statements. These statements are based on the beliefs and assumptions of our management, which are in turn based on information currently available to management. Such forward-looking statements are subject to risks, uncertainties, and other important factors that could cause actual results and the timing of certain events to differ materially from future results expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section titled “Risk Factors” included in the annual report on Form 20-F filed on September 14, 2022. Furthermore, such forward-looking statements speak only as of the date of this report. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements.

Overview

Mytheresa is a leading luxury e-commerce platform for the global luxury consumer shipping to over 130 countries. We offer one of the finest edits in luxury, curated from more than 200 of the world’s most coveted brands of womenswear, menswear, kidswear and lifestyle products. Our story began over three decades ago with the opening of Theresa, in Munich, one of the first multi-brand luxury boutiques in Germany, followed by the launch of the digital platform Mytheresa in 2006. Today, we provide a unique digital experience that combines exclusive product and content offerings with a differentiated global customer service, leading technology and analytical platforms, as well as high quality service operations. Our more than 30 years of market insights and long-standing relationships with the world’s leading luxury brands, such as Bottega Veneta, Burberry, Dolce & Gabbana, Gucci, Loewe, Loro Piana, Moncler, Prada, Saint Laurent, Valentino, and many more, have established Mytheresa as a global authority in luxury goods.

Although the persistent COVID-19 pandemic has had a substantial impact on the global economy, Mytheresa Group has not yet experienced material declines in revenue, deterioration in net assets, or other material adverse effects from the pandemic. While the COVID-19 situation is now easing in the US and Europe, China is still suffering from local lock-downs and numerous imposed restrictions.

To date, Mytheresa Group has incurred no significant supply chain or logistics disruptions with its brand partners, shipping providers or our in-house operations.

In fiscal 2022 and as of this reporting date, Mytheresa Group has not been impacted significantly from the COVID-19 pandemic.

The COVID-19 pandemic remains an evolving situation. Uncertainties in the global economy may adversely impact the Mytheresa Group’s brand partners, customers, and other business partners and availability of our workforce, which may interrupt its supply chain, impact future sales, and require other changes to our operations. With a global or regional recovery from the COVID-19 pandemic, the Mytheresa Group online shops may suffer from reduced online demand and therefore slower revenue growth. These uncertainties may also lead to increased asset recovery and valuation risks, such as potential impairment of goodwill and intangible assets and inventories. However, management does not currently anticipate any long-term adverse effects from the pandemic. Management will continue to closely monitor the effects of the pandemic, including its impact on inventories and other significant estimates.

Overall inflation is reflected in customer price increases, as the Mytheresa Group takes expected increases in recommended retail prices from its suppliers into consideration when determining its own price increases. The demand for luxury products worldwide has been less affected by demand shifts due to inflation than other industries. Nevertheless, Mytheresa might also suffer from increased cost inflation on energy, logistics, labor and other parts of the Mytheresa business model.

The net sales growth for the three months ended September 30, 2022 was only marginally affected by overall economic trends, such as inflation and a potential upcoming recession, as well as the war in Ukraine and Covid-related effects in Asia, which caused slightly lower growth in net sales compared to the three months ended September 30, 2021. The slower increase in net sales compared to our GMV growth is due to the effect of brands switching from the wholesale model to the CPM. With this switch our reported net sales from these brands do not equal the GMV from these brands as before, but only the platform fee from these brands GMV. This effect is recognized only in the first twelve months after a brand switches from wholesale to CPM. Twelve months after a brand partner switches from Wholesale to CPM, net sales from the brand partner will again grow with the same rate as the GMV from the brand partner.

Key Operating and Financial Metrics

We use the following operating and financial metrics to assess the progress of our business, make decisions on where to allocate time and investments and assess the near-term and longer-term performance of our business:

	Three Months Ended
(in € thousands)	September 30, 2021	September 30, 2022
Gross Merchandise Value (GMV) (1)	€ 163,855	€ 197,858
Active customer (LTM in thousands)(2)	705	800
Total orders shipped (LTM in thousands)(2)	1,580	1,839
Average order value (LTM)(2)	599	631
Adjusted EBITDA(3)	€ 14,027	€ 11,593
Adjusted EBITDA margin(3)	8.9%	6.6%
Adjusted Operating Income(3)	€ 11,845	€ 9,046
Adjusted Operating Income margin(3)	7.5%	5.1%
Adjusted Net Income(3)	€ 8,247	€ 6,092
Adjusted Net Income margin(3)	5.2%	3.5%
Net Income	€ (7,296)	€ (3,806)
Net Sales	€ 157,832	€ 175,890

(1)	Gross Merchandise Value (“GMV”) is an operative measure and means the total Euro value of orders processed, either as principal or as agent. GMV is inclusive of product value, shipping and duty. It is net of returns, value added taxes, applicable sales taxes and cancellations. GMV does not represent revenue earned by us.

(2)	Active customers, total orders shipped and average order value are calculated based on the GMV of orders shipped from our sites during the last twelve months (LTM) ended on the last day of the period presented.

(3)	Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income, and their corresponding margins as a percentage of net sales, are measures that are not defined under IFRS. We use these financial measures to evaluate the performance of our business. We present Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income, and their corresponding margins, because they are used by our management and frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Further, we believe these measures are helpful in highlighting trends in our operating results, because they exclude the impact of items that are outside the control of management or not reflective of our ongoing operations and performance. Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income have limitations, because they exclude certain types of expenses. Furthermore, other companies in our industry may calculate similarly titled measures differently than we do, limiting their usefulness as comparative measures. We use Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income, and their corresponding margins, as supplemental information only. You are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis.

The following tables set forth the reconciliations of net income to EBITDA and adjusted EBITDA, operating income to adjusted operating income and net income to adjusted net income and their corresponding margins as a percentage of net sales:

	Three Months Ended
(in € thousands)	September 30, 2021	September 30, 2022
Net income	(7,296)	(3,806)
Finance income (expenses), net	189	372
Income tax expense	3,408	2,581
Depreciation and amortization	2,182	2,547
thereof depreciation of right-of use assets	1,346	1,722
EBITDA	(1,517)	1,695
Other transaction-related, certain legal and other expenses(1)	-	1,458
IPO related share-based compensation(2)	15,544	8,440
Adjusted EBITDA	14,027	11,593

Reconciliation to Adjusted EBITDA Margin
Net Sales	157,832	175,890
Adjusted EBITDA margin	8.9%	6.6%

	Three Months Ended
(in € thousands)	September 30, 2021	September 30, 2022
Operating Income	(3,699)	(853)
Other transaction-related, certain legal and other expenses1)	-	1,458
IPO related share-based compensation(2)	15,544	8,440
Adjusted Operating Income	11,845	9,046

Reconciliation to Adjusted Operating Income Margin
Net Sales	157,832	175,890
Adjusted Operating Income margin	7.5%	5.1%

	Three Months Ended
(in € thousands)	September 30, 2021	September 30, 2022
Net Income	(7,296)	(3,806)
Other transaction-related, certain legal and other expenses (1)	-	1,458
IPO related share-based compensation(2)	15,544	8,440
Adjusted Net Income	8,247	6,092

Reconciliation to Adjusted Net Income Margin
Net Sales	157,832	175,890
Adjusted Net Income margin	5.2%	3.5%

(1)	Other transaction-related, certain legal and other expenses represents (i) certain legal expenses incurred outside the ordinary course of our business and (ii) other non-recurring expenses incurred in connection with the costs of establishing our new central warehouse in Leipzig, Germany.
(2)	In fiscal 2021, with the effective IPO, certain key management personnel received a one-time granted share-based compensation, for which the share-based compensation expense will be recognized upon defined vesting schedules in the future periods, including €8.4 million for the three months ended September 30, 2022. We do not consider these expenses to be indicative of our core operating performance.

Gross Merchandise Value (GMV)

GMV is an operative measure and means the total Euro value of orders processed, including the value of orders processed on behalf of others for which we earn a commission. GMV is inclusive of product value, shipping and duty. It is net of returns, value added taxes and cancellations. GMV does not represent revenue earned by us. We use GMV as an indicator for the usage of our platform that is not influenced by the mix of direct sales and commission sales. The indicators we use to monitor usage of our platform include, among others, active customers, total orders shipped and GMV.

Active Customers

We define an active customer as a unique customer account from which an online purchase was made across our sites at least once in the preceding twelve-month period. In any particular period, we determine our number of active customers by counting the total number of unique customers who have made at least one purchase across our sites in the preceding twelve-month period, measured from the last date of such period. We view the number of active customers as a key indicator of our growth, the reach of our website, consumer awareness of our value proposition and the desirability of our product assortment. We believe our number of active customers drives both net sales and our appeal to brand partners.

Total Orders Shipped

We define total orders shipped as an operating metric used by management, which is calculated as the total number of online customer orders shipped to our customers during the twelve months ended on the last day of the period presented. We view total orders as a key indicator of the velocity of our business and an indication of the desirability of our products. Total orders shipped and total orders recognized as net sales in any given period may differ slightly due to orders that are in transit at the end of any particular period.

Average Order Value

We define average order value as an operating metric used by management, which is calculated as our total GMV from online orders shipped from our sites during the twelve months ended on the last day of the period presented divided by the total online orders shipped during the same twelve-month period. We believe our consistent high average order value reflects our commitment to price integrity and the luxury nature of our products. Average order value may fluctuate due to a number of factors, including merchandise mix and new product categories.

Adjusted EBITDA is a non-IFRS financial measure that we calculate as net income before finance expense (net), taxes, and depreciation and amortization, adjusted to exclude IPO preparation and transaction costs, Other transaction-related, certain legal and other expenses and IPO related share-based compensation expense.

Adjusted Operating Income is a non-IFRS financial measure that we calculate as operating income, adjusted to exclude IPO preparation and transaction costs, Other transaction-related, certain legal and other expenses and IPO related share-based compensation expense.

Adjusted Net Income is a non-IFRS financial measure that we calculate as net income, adjusted to exclude IPO preparation and transaction costs, Other transaction-related, certain legal and other expenses and IPO related share-based compensation expense. Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income are key measures used by management to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income facilitates operating performance comparisons on a period-to-period basis and excludes items that we do not consider to be indicative of our core operating performance.

Adjusted selling, general and administrative

Adjusted selling, general and administrative is a non-IFRS financial measure that we calculate as selling, general and administrative adjusted to exclude IPO preparation and transaction costs, Other transaction-related, certain legal and other expenses and IPO related share-based compensation expense.

Factors Affecting our Performance

To analyze our business performance, determine financial forecasts and help develop long-term strategic plans, we focus on the factors described below. While each of these factors presents significant opportunity for our business, collectively, they also pose important challenges that we must successfully address in order to sustain our growth, improve our operating results and achieve and maintain our profitability, including those discussed below and in the section of our annual report on the Form 20-F titled ‘‘Risk Factors.’’

Overall Economic Trends

The overall economic environment and related changes in consumer behavior have a significant impact on our business. Though it is generally more muted in our high net worth customer cohort versus a broader demographic, positive conditions in the broader economy promote customer spending on our website, while economic weakness, which generally results in a reduction of customer spending, may have a negative effect on customer spend. Global macroeconomic factors can affect customer spending patterns, and consequently our results of operations. These include, but are not limited to, employment rates, trade negotiations, availability of credit, inflation, interest rates and fuel costs, regional military conflicts and energy costs. In addition, during periods of low unemployment, we generally experience higher labor costs.

Growth in Brand Awareness

We will continue to invest in brand marketing activities to expand brand awareness. As we build our customer base, we will launch additional brand marketing campaigns, host events and develop in-house product content to attract new customers to our platform. If we fail to cost-effectively promote our brand or convert impressions into new customers, our net sales growth and profitability may be adversely affected.

Luxury Brand Partners

Our business model relies on providing our customers access to a curated assortment of top luxury brands. We believe our longstanding relationships with top luxury fashion brands represent a competitive advantage. We employ a rigorous framework and deep buying expertise, informed by customer data, to meticulously buy and curate an exclusive assortment on our website. As we grow, we strive to maintain our exclusive relationships while forming new relationships with up and coming brands to the extent there is customer demand for such brands. However, if we are unsuccessful in maintaining these relationships or developing new relationships, our business and results of operations may be adversely affected.

Growth of Online Luxury

According to the 2021 Bain Study, the online penetration of luxury personal goods is expected to increase from 22% to 30% from 2021 to 2025. The growth in online will be driven by online platforms taking share from traditional retailers, driven by consumer preference for online shopping and the ease afforded by multibrand sites. In response to the shift online, the luxury market is innovating and evolving with new niche collections and customization options. Mytheresa has a long history of being at the forefront of this dialogue experimenting with brand partners through relevant brand collaborations and exclusive product offerings. However, if we fail to capture the future online spending shift with relevant product or if our competitors engage in promotional activity over multiple seasons, our customer growth may decelerate and our results of operations may be adversely affected.

Growth in Men’s, Kidswear and Life

In 2019 we launched Mytheresa Kids, and in January 2020, we launched Mytheresa Men to expand our curated offering to these large and underserved categories. We believe there is a dearth of curated online multi-brand offerings in both categories which we can capture through our differentiated value proposition. We have built out full buying, marketing and merchandising teams, leveraged our brand relationships and are supporting these categories with exclusive capsules, experiences and content. We believe we can curate and assort collections for men, as we have done with women’s, expanding our value proposition to these new categories. We launched the new category Life in May 2022, extending Mytheresa’s renowned multi-brand shopping approach into all aspects of luxury lifestyle. Life presents the most elevated selection of home décor and other lifestyle products, further deepening the relationship with our high value customers that have a passion for luxury design in their wardrobes as well as their homes. Being the only curated luxury online platform to combine womenswear, menswear, kidswear and now lifestyle products, makes us a truly unique and engaging destination for luxury shoppers.

Inventory Management

We utilize our customer data and collaborate with brand partners to assort a highly relevant assortment of products for our customers. The expertise of our buyers and our data help us gauge demand and product architecture to optimize our inventory position. Through analyzing customer feedback and real-time customer purchase behavior, we are able to efficiently predict demand, sizing and colorways beyond the insights of our buyers. This minimizes our portfolio risk and increases our sell-through. As we scale, our buying process will be further enhanced through the growth in our global data repository and our ability to leverage data science as part of the buying process. Additionally, our investments in different facets of our inventory offering fluctuate alongside shifting consumer trends and the fundamental needs of our business.

Investment in our Operations and Infrastructure

As we enhance our offering and grow our customer base, we will incur additional expenses. Our future investments in operations, like our investments in the new warehouse in Leipzig, and infrastructure will be informed by our understanding of global luxury trends and the needs of our platform. As we continue to scale, we will be required to support our online offering with additional personnel. We will invest capital in inventory, fulfillment capabilities, and logistics infrastructure as we drive efficiencies in our business, localize our offering, enter new categories and partner with new brands. We will also actively monitor our fulfillment capacity needs, investing in capacity and automation in a selective manner.

Curated Platform Model (CPM)

CPM integrates Mytheresa Group with brand partners’ direct retail operations which provides access to highly desirable products at scale, improves capital efficiency and is accretive to top- and bottom-line. The products are selected by Mytheresa Group out of a much larger brand retail collection. Through the CPM, we are able to directly maintain the customer relationship and manage the fulfilment of the order up to the shipment to the end customer. Early season deliveries are aligned with retail channels. In addition, Mytheresa receives regular in-season replenishment of core as well as seasonal products. The product is delivered to the Mytheresa Group warehouse; however, the inventory is owned by the brand partner until it is delivered to a customer. Unsold merchandise will either be returned to the brand partner by the end of the season or carried forward for the new season. Mytheresa Group acts as an agent, with the CPM platform fees recorded as net sales.

Components of our Results of Operations

Net sales consist of revenues earned from sales of clothing, bags, shoes, accessories, fine jewelry and other categories through our sites and our flagship retail store and our recently opened men´s store, as well as shipping revenue and delivery duties paid when applicable, net of promotional discounts and returns. The platform fees originating from the curated platform model are also included in our net sales. Revenue is generally recognized upon delivery to the end customer. Changes in our reported net sales are mainly driven by growth in the number of our active customers, changes in average order value, the total number of orders shipped and fees in relation to our curated platform model.

Cost of sales, exclusive of depreciation and amortization includes the cost of merchandise sold, net of trade discounts, in addition to inventory write-offs and delivery costs of product from our brand partners. These costs fluctuate with changes in net sales and changes in inventory write-offs due to inventory aging. For CPM revenue, we do not incur cost of sales as the purchase price of the goods sold is borne by the CPM brand partner.

Shipping and payment costs consist primarily of shipping fees paid to our delivery providers, packaging costs, delivery duties paid for international sales and payment processing fees paid to third parties. Shipping and payment costs fluctuate based on the number of orders shipped and net sales. General increases are due to a higher share of international sales and a higher share of countries where the company bears all customs duties for the customer, for example in the USA.

Marketing expenses primarily consist of online advertising costs aimed towards acquiring new customers, including fees paid to our advertising affiliates, marketing to existing customers, and other marketing costs, which include events productions, communication, and development of creative content. We expect marketing expenses to increase over time, but to stay stable as a percentage of GMV in the medium term.

Selling, general and administrative expenses include personnel costs and other types of general and administrative expenses. Personnel costs, which constitute the largest percentage of selling, general and administrative expenses, include salaries, benefits, and other personnel-related costs for all departments within the Company, including fulfillment and marketing operations, creative content production, IT, buying, and general corporate functions. General and administrative expenses include IT expenses, rent expenses for leases not capitalized under IFRS 16, consulting services, insurance costs, IPO preparation and transaction costs as well as other transaction-related, certain legal and other expenses. Although selling, general and administrative expenses will increase as we grow and we expect these expenses to stay relatively stable as a percentage of net sales.

Depreciation and amortization include the depreciation of property and equipment, including right-of-use assets capitalized under IFRS 16, leasehold improvements, and amortization of technology and other intangible assets.

Other expense (income), net principally consists of gains or losses from foreign currency fluctuations, gains or losses on disposal of property, plant, and equipment and other miscellaneous expenses and income.

Finance income (cost), net in fiscal 2022 and fiscal 2023 consist of our finance costs relate to interest expense on our leases as well as on our Revolving Credit Facilities with Commerzbank Aktiengesellschaft (“Commerzbank”) and UniCredit Bank AG (“UniCredit”) (together, our “Revolving Credit Facilities”). Given our strong cash position we reduced our committed revolving credit lines from €90 million to €60 million in February 2022 to reduce interest expenses.

Results of Operations

	Three Months Ended
(in % of Net sales)	September 30, 2021		September 30, 2022
Gross Merchandise Value (GMV)	163,855	100.0%	197,858	100.0%

Net sales	157,832	96.3%	175,890	88.9%
Cost of sales, exclusive of depreciation and amortization	(80,516)	(49.1%)	(88,095)	(44.5%)
Gross profit	77,316	49.0%	87,795	49.9%
Shipping and payment cost	(19,966)	(12.2%)	(24,029)	(12.1%)
Marketing expenses	(22,427)	(13.7%)	(25,354)	(12.8%)
Adjusted Selling, general and administrative expenses	(20,614)	(12.6%)	(27,745)	(14.0%)
Depreciation and amortization	(2,182)	(1.3%)	(2,547)	(1.3%)
Other expense, net	(281)	(0.2%)	926	0.5%
Adjusted Operating income	11,845	7.5%	9,046	5.1%

Percentages are in relation to GMV; Gross Profit and Adjusted Operating income are in relation to Net Sales.

	Three Months Ended
(in € thousands)	September 30, 2021	September 30, 2022
Net sales	157,832	175,890
Cost of sales, exclusive of depreciation and amortization	(80,516)	(88,095)
Gross profit	77,316	87,795
Shipping and payment cost	(19,966)	(24,029)
Marketing expenses	(22,427)	(25,354)
Selling, general and administrative expenses	(36,158)	(37,643)
Depreciation and amortization	(2,182)	(2,547)
Other income (expense), net	(281)	926
Operating income	(3,699)	(853)
Finance income (costs), net	(189)	(372)
Loss before income taxes	(3,888)	(1,225)
Income tax (expense) income	(3,408)	(2,581)
Net loss	(7,296)	(3,806)

Gross Merchandise Value (GMV)

GMV increased by €34.0 million, or 20.8% from €163.9 million to €197.9 million for the three months ended September 30, 2022 as compared to the three months ended September 30, 2021. For the first quarter of fiscal 2023 GMV growth is primarily due to the fact that we were able to grow our active customers during that time on the base of strong customer retention with increasing GMV per customer and new customer acquisition. The GMV growth for the three months ended September 30, 2022 was only marginally affected by overall economic trends, such as inflation and a upcoming recession as well as the war in Ukraine and Covid-related effects in Asia. GMV indicates the total amount of merchandise that our customers transact on our platform, and it reveals the depth of our customer relationships. We switched 7 brand partners from wholesale to CPM by the end of September 2022 compared to 1 brand partner by the end of September 2021. Along with the strategic benefits of this partnership, the CPM enables a continued strong GMV growth and a profitability that is comparable to the wholesale model.

Net sales

Net sales increased by €18.1 million, or 11.4% from €157.8 million to €175.9 million for the three months ended September 30, 2022 as compared to the three months ended September 30, 2021. The net sales growth for the three months ended September 30, 2022 was only marginally affected by overall economic trends, such as inflation and a potential recession as well as the war in Ukraine and Covid-related effects in Asia, which caused slightly lower growth in net sales compared to the three months ended September 30, 2021. The slower increase in net sales compared to our GMV growth is due to the effect of brands switching from the wholesale model to the CPM. With this switch our reported net sales from these brands do not equal the GMV from these brands as before, but only the platform fee from these brands GMV. This effect is seen only in the first twelve months after a brand switches from wholesale to CPM. Twelve months after a brand partner switches from Wholesale to CPM, net sales from the brand partner will again grow with the same rate as the GMV from the brand partner.

Cost of sales, exclusive of depreciation and amortization

Cost of sales, exclusive of depreciation and amortization increased by €7.6 million, from €80.5 million for the three months ended September 30, 2021 to €88.1 million for the three months ended September, 2022. The increase during the period presented mainly resulted from an increase in total orders shipped. During the three months ended September 30, 2021 and 2022, inventory write-downs classified as Cost of sales, exclusive of depreciation and amortization were incurred in the amount €1,112 thousand and €222 thousand, respectively. Overall, our cost of sales as a percentage of GMV decreased from 49.1% for the three months ended September 30, 2021 to 44.5% for the three months ended September 30, 2022, mostly due to the increasing CPM revenue. For CPM revenue, no cost of sales, exclusive of depreciation and amortization are recognized given that the price of the goods sold is borne by the CPM brand partner.

Gross profit

Gross profit amounted to €87.8 million for the three months ended September 30, 2022, which represents an increase of 13.6% from €77.3 million compared to the three months ended September 30, 2021. For that period the gross profit margin in relation to net sales increased from 49.0% in the three months ended September 30, 2021 to 49.9% for the three months ended September 30, 2022, mostly driven by our increasing CPM revenues and also slightly offset by sale items with lower margins. For CPM, no cost of sales is incurred, given that the purchase price of the goods sold is borne by the CPM brand partner.

Shipping and payment costs

Shipping and payment costs increased by €4.1 million, or 20.3%, from €20.0 million for the three months ended September 30, 2021 to €24.0 million for the three months ended September 30, 2022. The increase was primarily driven by an increase in total orders shipped. As a percentage of GMV, shipping and payment cost decreased from 12.2% for the month ended September 30, 2021 to 12.1%.

Marketing expenses

Marketing expenses increased from €22.4 million for the three months ended September 30, 2021 to €25.4 million for the three months ended September 30, 2022. Marketing expenses increased primarily with an increase in the number of customers acquired and additional PR campaigns and local events compared to the prior year period. Mytheresa was able to increase its active customers for the last twelve months ended September 30, 2022 by 13.4%.

As a percentage of GMV, marketing expenses decreased from 13.7% for the month ended September 30, 2021 to 12.8% for the month ended September 30, 2022. We saw a strong existing customer cohort performance and we constantly improve the utilization of data analytics and algorithms to optimize our paid marketing efforts and bidding strategies.

In this quarter Mytheresa was able to attract new customers at competitive cost. It is our stated mid-term strategy to increase our brand building efforts by reinvesting the achieved cost efficiencies in online performance marketing.

Selling, general and administrative expenses

Selling, general and administrative expenses consist of personnel-related expenses and other general and administrative expenses, including IT expenses and costs associated with the distribution center.

	Three Months Ended
(in € thousands)	September 30, 2021	September 30, 2022	Change in %
Personnel expenses	31,201	30,170	(3.3%)
thereof fulfilment personnel expense	3,674	5,587	52.1%
General and administrative expenses	4,957	7,473	50.8%
Total Selling, general and administrative expenses	36,158	37,643	4.1%

	Three Months Ended
(in € thousands)	September 30, 2021	September 30, 2022	Change in % / BPs
Total Selling, general and administrative expenses	36,158	37,643	4.1%
IPO related share-based compensation (1)	15,544	8,440	(45.7%)
Other transaction-related, certain legal and other Expenses (2)	-	1,458	N/A
Adjusted Total Selling, general and administrative expenses	20,614	27,745	34.6%
in % of GMV	12.6%	14.0%	140 BPs

(1)	In fiscal 2021, with the effective IPO, certain key management personnel received a one-time granted share-based compensation, for which the share-based compensation expense will be recognized upon defined vesting schedules in the future periods, including €8.4 million for the three months ended September 30, 2022. We do not consider these expenses to be indicative of our core operating performance.
(2)	Other transaction-related, certain legal and other expenses represents (i) certain legal expenses incurred outside the ordinary course of our business and (ii) other non-recurring expenses incurred in connection with the costs of establishing our new central warehouse in Leipzig, Germany.

The total selling, general and administrative expenses increased by €1.5 million for three months ended September 30, 2022 from €36.2 million in the three months ended September 30, 2021 to €37.6 million in the three months ended September 30, 2022. The Mytheresa Group recognized IPO related share-based compensation expenses for the three months ended September 30, 2022 of €8.4 million and €15.5 million for the three months ended September 30, 2021. Excluding the IPO related share-based compensation expenses and other transaction-related, certain legal and other expenses, the adjusted selling, general and administrative expenses as a percentage of GMV increased for three months ended September 30, 2022 from 12.6% to 14.0%, due to higher personnel expenses, travel cost and IT expenditures, in the period.

Overall, personnel expenses as a percentage of GMV decreased from 19.0% in the three months ended September 30, 2021 to 15.2% for the three months ended September 30, 2022. The decrease in percentage of GMV is mainly driven by IPO related share-based compensation expenses. Excluding the IPO related share-based compensation expenses, personnel-related expenses as a percentage of GMV was at 9.6% for the three months ended September 30, 2021 and 11.0% for the three months ended September 30, 2022. The increase in personnel expenses excluding the IPO related share-based compensation expenses is mostly attributable to the increase in the number of employees to 1,263 for the three months ended September 30, 2022 compared to 1,038 employees as of September 30, 2021. One of the main drivers for the increase in employees and personnel-related expenses is the addition of new fulfillment personnel.

Other general and administrative expenses increased by €2.5 million, from €5.0 million for the three months ended September 30, 2021 to €7.5 million during three months ended September 30, 2022, mainly due to increased consulting services, travel cost and IT expenditures, in the period.

Depreciation and amortization

Depreciation and amortization expenses increased from €2.2 million for the three months ended September 30, 2021 to €2.5 million for the three months ended September 30, 2022, due to higher depreciation in right of use asset related to the new warehouse in Leipzig, Germany.

Finance income (costs), net

Total interest and other expenses on our Revolving Credit Facilities was €9 thousand and €93 thousand during the three months ended September 30, 2021 and 2022, respectively.

Total interest expense on leases capitalized under IFRS 16 was €180 thousand and €283 thousand during the three months ended September 30, 2021 and 2022.

Liquidity and Capital Resources

Our primary requirements for liquidity and capital are to finance working capital, capital expenditures and general corporate purposes, including income taxes. Our capital expenditures consist primarily of investments in our new warehouse in Leipzig, capital improvements to our facilities and headquarters and IT licenses.

Our primary sources of liquidity are cash generated from our operations, available cash and cash equivalents and our Revolving Credit Facilities, which have a combined line of credit of €60 million.

Our Revolving Credit Facilities provide short-term liquidity, which we may need due to seasonal peaks in inventory deliveries. As of September 30, 2022, our cash and cash equivalents were €87.9 million. As of September 30, 2022, approximately 89% of our cash and cash equivalents were held in Germany, of which approximately 69%, 17% and 4% were denominated in, Euro, U.S. Dollars and British Pounds respectively. No other currency held in Germany accounted for more than 4 % of our cash and cash equivalents. Approximately 11% of our cash and cash equivalents were held outside of Germany, with the majority held in the United States in US Dollars and in the United Kingdom in British Pounds. While we have a stable and growing customer base that has provided us with annual increases in net sales and corresponding cash inflows, we experience seasonal increases in cash expenditures during the first and third quarters of each fiscal year as we build our inventory, offset by increases in revenues during the second and fourth quarters. As a result, we experience fluctuations in cash flows throughout the year.

We typically, draw if, needed on our Revolving Credit Facilities as a result of seasonal volatility in our business.

As of September 30, 2022, we deposited €50 million through overnight deposits at a current market rate of 0.53% p.a., for which we received interest.

Under the Revolving Credit Facilities, we have financial covenants relating to inventory as a borrowing base and a maximum group debt to equity ratio. As of September 30, 2022, we were in compliance with all covenants for the Revolving Credit Facilities.

Our ability to make principal and interest payments on our Revolving Credit Facilities, in addition to funding planned capital expenditures, will depend on our ability to generate cash in the future. Our future ability to generate cash from operations is, to a certain extent, subject to general economic, financial, competitive, regulatory and other conditions. Based on our current level of operations we believe that our existing cash balances and expected cash flows generated from operations, as well as our financing arrangements under the Revolving Credit Facilities, are sufficient to meet our operating requirements for at least the next twelve months.

The following table shows summary consolidated cash flow information for the three months ended September 30, 2021 and 2022:

	Three months Ended September 30,
(in € thousands)	2021 (unaudited)	2022 (unaudited)
Consolidated Statement of Cash Flow Data:
Net cash outflow from operating activities	(19,166)	(18,004)
Net cash outflow from investing activities	(356)	(5,092)
Net cash outflow from financing activities	(1,528)	(2,530)

Net cash (outflow) inflow from operating activities

During the three months ended September 30, 2022, net cash used in operating activities decreased €1.2 million to €18.0 million, as compared to €19.2 million for the three months ended September 30, 2021. The decrease of €1.2 million results primarily from an increase in changes in operating assets and liabilities of €8.9 million, a decrease in net loss of €3.8 million, partially offset by a decrease in share-based compensation of €6.6 million and an increase in income taxes paid of €4.4 million.

The increase in changes in operating assets and liabilities of €8.9 million results primarily from a decrease in other assets of €30.5 million due to payments received from certain brand partners for inventory purchased as a result of their transition to the CPM, an increase in trade and other payables of €6.1 million due to payment timing for inventory purchases, as well as an increase in provisions of €1.8 million due to the new warehouse in Leipzig, Germany. These movements were partially offset by an increase of €14.2 million in inventory resulted from an overall expansion of our business to support forecasted increases in net sales, as well as an increase of €14.7 million in other liabilities mainly due to increased volume with CPM brand partners.

Net cash outflow from investing activities

Cash used in investing activities were €0.4 million and €5.1 million for the three months ended September 30, 2021 and 2022, respectively. The increase in investing activities for the three months ended September 30, 2022 is in connection with our new warehouse in Leipzig, Germany.

Net cash outflow from financing activities

Net cash used for financing activities during the three months ended September 30, 2021 was €1.5 million, as compared to €2.5 million for the three months ended September 30, 2022. The increase of €1.0 million is due to an increase of €0.2 million in interest payments and an increase of €1.9 million in additional lease payments, both of which were in connection with the lease liability for our new warehouse in Leipzig. These were partially offset by the exercise of share options of €1.1 million.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

The fair value of our cash and cash equivalents that were held primarily in cash deposits would not be significantly affected by either an increase or decrease in interest rates due to the short-term nature of these instruments. We do not expect that interest rates will have a material impact on our results of operations. Interest expense under our Revolving Credit Facilities is historically immaterial.

Foreign Exchange Risk

We generate revenues in eight currencies, including the Euro, U.S. Dollar and Pound Sterling. While most of our sales are dominated in Euros, we have a significant amount of sales denominated in U.S. Dollars and Pound Sterling. As a result, our revenue may be subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in U.S. Dollars and Pound Sterling. Our foreign exchange risk is less pronounced for Cost of sales, exclusive of depreciation and amortization and operating expenses. Approximately 93% of our purchases are denominated in Euros and approximately 98% of our employees are located in Germany or other Eurozone countries.

To reduce our foreign currency exposure risk, we hedge our foreign currency exposure in five major currencies, including the U.S. Dollar and Pound Sterling. Our hedging strategy does not eliminate our foreign currency risk entirely and our hedging contracts typically have a duration of less than one year.

Recent Accounting Pronouncements

For detailed discussion on recent accounting pronouncements, see our consolidated financial statements.

LEGAL PROCEEDINGS

From time to time, we are involved in legal proceedings and subject to claims that arise in the ordinary course of business. Although the results of legal proceedings and claims cannot be predicted with certainty, we believe we are not currently party to any legal proceedings which, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition. We also pursue litigation to protect our legal rights and additional litigation may be necessary in the future to enforce our intellectual property and our contractual rights, to protect our confidential information or to determine the validity and scope of the proprietary rights of others.